UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 25

Under the Securities Exchange Act of 1934

Internet Gold - Golden Lines Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 Par Value per Share

(Title of Class of Securities)

M 56595 10 7

(CUSIP Number)

Steven J. Glusband

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

(212) 238-8605

(Name, Address and Telephone Number of Person Authorized

To Receive Notices and Communications)

October 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Eurocom Communications Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 15,308,966 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 15,308,966 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,308,966 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.67%*
14	TYPE OF REPORTING PERSON: CO

* Based on 28,003,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of October 23, 2018. In connection with the private placement completed on June 11, 2018, the Issuer issued warrants exercisable into 4,400,000 additional Ordinary Shares of which amount a warrant exercisable into 2,400,000 Ordinary Shares was issued to Eurocom Communications.

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Item 1.	Security and Issuer.

This Amendment No. 25 (the “Amendment”) is filed by Eurocom Communications (“the “Reporting Entity”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed on June 17, 2005, Amendment No. 1 filed on August 3, 2005, Amendment No. 2 filed on May 17, 2007, Amendment No. 3 filed on February 12, 2009, Amendment No. 4 filed on December 1, 2009, Amendment No. 5 filed on December 21, 2009, Amendment No. 6 filed on January 21, 2010, Amendment No. 7 filed on May 11, 2010, Amendment No. 8 filed on September 7, 2010, Amendment No. 9 filed on November 26, 2010, Amendment No. 10 filed on December 28, 2010, Amendment No. 11 filed on May 23, 2011, Amendment No. 12 filed on June 3, 2011, Amendment No. 13 filed on June 6, 2011, Amendment No. 14 filed on September 8, 2011, Amendment No. 15 filed on September 2, 2014, Amendment No. 16 filed on October 2, 2014, Amendment No. 17 filed on November 28, 2014, Amendment No. 18 filed on December 4, 2015, Amendment No. 19 filed on January 15, 2016, and Amendment No. 20 filed on January 22, 2016, Amendment No. 21 filed on June 3, 2016, Amendment No. 22 filed on May 26, 2017, Amendment No. 23 filed on January 3, 2018 and Amendment No. 24 filed on June 26, 2018 (the initial Schedule 13D and together with the Amendments, the “Statement”). The Statement relates to the ordinary shares, nominal par value NIS 0.01 per share (“Ordinary Shares”) of Internet Gold-Golden Lines Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat-Gan, 5250301, Israel.

Item 2.	Identity and Background.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The Statement is being filed by the Reporting Entity.

Eurocom Communications is a privately held company incorporated under the laws of the State of Israel. Eurocom Communications is primarily engaged in the telecommunications business. The address of its principal office is 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

As previously reported, on June 20, 2017, the Israel Securities Authority (“ISA”) launched a criminal investigation against, among else, the Reporting Entity. Eurocom Communications’ offices were searched and documents were seized. The investigation addressed suspicions of crimes under the Israeli Securities Law and Penal Code in respect of transactions relating to the Reporting Persons. As part of the investigation, Mr. Shaul Elovitch, the former controlling shareholder of the Reporting Entity, was arrested and questioned. On November 6, 2017, the ISA issued a press release regarding the conclusion of the investigation and the transfer of the investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economics). According to the notice, the ISA concluded that there is prima facie evidence establishing the involvement of Eurocom Communications and Mr. Shaul Elovitch in several offenses, including fraudulently receiving funds. leaking information unlawfully and promoting a subsidiary’s interest in the Ministry of Communications in violation of the Penal Law and the Israel Securities Law.

On April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers (the “Special Managers”) of the Reporting Entity.

On October 21, the Special Managers received an approval from the Israeli Minister of Communications effectively, as of May 3, 2018, confirming that the Special Managers be designated as the controlling persons of Eurocom Communications Ltd., and as holders of the control permit as required pursuant to Israel’s Communications (Telecommunications And Broadcasting) Order (Determination Of Essential Service Provided By "Bezeq" The Israel Telecommunication Corp.). Such approval does not derogate from the control permit granted to the Issuer and to its subsidiary, B Communications Ltd.

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Item 5.	Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) and (b) Eurocom Communications, managed by the Special Managers pursuant to a Tel Aviv District Court decision and an approval by the Israeli Ministry of Communications, is the sole beneficial holder of 15,308,966 of the Issuer’s Ordinary Shares. Eurocom Communications is no longer held by Mr. Shaul Elovitch, Mr. Yossef Elovitch or by Eurocom Holdings (1979) Ltd.

(c) the Reporting Entity has not effected any transactions in the Ordinary Shares of the Issuer since the last reported 13D/A.

(d) No person other than the Reporting Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2018

Eurocom Communications Ltd

/s/ Ami Barlev
Name: Ami Barlev
Title: VP

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